WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 MAY 15 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 11, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Cor
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

06013385

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for April 2005 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

Fi

The above-mentioned material is enclosed.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

5/15

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N° 82-4609

WAL★MART

MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

RECEIVED 2006 MAY 15 A 11:58

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS APRIL 2006 SALES

Mexico City, May 9, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2006, sales were $14,966 million pesos. This figure represents a 24.6% increase over sales reported the same month last year, and a 20.7% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 13.4%, and of 9.9% in real terms compared to the same month of 2005.

Real Growth

	April		January – April	
	2006	2005	2006	2005
Total sales growth (%)	20.7	11.5	14.9	12.2
Comparable sales growth (%)	9.9	4.1	5.3	5.1

Considering the four-week period from April 1 to 28, 2006 that compares with the four-week period ending April 29, 2005, as well as the seventeen-week period from December 31 2005 to April 28, 2006 and that compares with the seventeen-week period that ended April 29, 2005, sales growth was as follows:

Real Growth

	4 weeks		17 weeks	
	2006	2005	2006	2005
Total sales growth (%)	20.0	9.3	15.2	12.6
Comparable sales growth (%)	9.2	2.2	5.6	5.5

Openings during the month of April:

We opened two Bodegas Aurrera in Zacatecas, Zacatecas and in Mexico City; one Wal-Mart Supercenter in Leon, Guanajuato and one Suburbia in Cancun, Quintana Roo. Additionally, during May we have opened two Bodegas Aurrera in Leon, Guanajuato and in Guadalajara, Jalisco.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 802 units, broken down as follows:

- 215 Bodegas Aurrera
- 70 Sam's Clubs
- 106 Wal-Mart Supercenters
- 55 Superamas
- 55 Suburbias
- 301 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 28, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	41,652,400	8,684,135,068
28/04/2006	03007	BUY	750,000	31.74231	23,806,729	ACCIV	STOCK		42,402,400	8,683,385,068
								As of current report	42,402,400	8,683,385,068

Shareholders' equity amount	0
Capital stock amount	23,806,729

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,747,531,822	6,723,725,093

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 27, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	39,652,400	8,686,135,068
27/04/2006	03006	BUY	2,000,000	31.85412	63,708,240	ACCIV	STOCK		41,652,400	8,684,135,068
								As of current report	41,652,400	8,684,135,068

Shareholders' equity amount	0
Capital stock amount	63,708,240

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,811,240,062	6,747,531,822

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 26, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,652,400	8,688,135,068
26/04/2006	02982	BUY	35,300	32.26	1,138,778	ACCIV	STOCK		37,687,700	8,688,099,768
26/04/2006	02983	BUY	50,000	32.35	1,617,500	ACCIV	STOCK		37,737,700	8,688,049,768
26/04/2006	02984	BUY	159,400	32.39	5,162,966	ACCIV	STOCK		37,897,100	8,687,890,368
26/04/2006	02985	BUY	5,300	32.41	171,773	ACCIV	STOCK		37,902,400	8,687,885,068
26/04/2006	02986	BUY	88,100	32.45	2,858,845	ACCIV	STOCK		37,990,500	8,687,796,968
26/04/2006	02987	BUY	33,700	32.50	1,095,250	ACCIV	STOCK		38,024,200	8,687,763,268
26/04/2006	02988	BUY	150,000	32.52	4,878,000	ACCIV	STOCK		38,174,200	8,687,613,268
26/04/2006	02989	BUY	215,700	32.55	7,021,035	ACCIV	STOCK		38,389,900	8,687,397,568
26/04/2006	02990	BUY	20,200	32.56	657,712	ACCIV	STOCK		38,410,100	8,687,377,368
26/04/2006	02991	BUY	201,300	32.57	6,556,341	ACCIV	STOCK		38,611,400	8,687,176,068
26/04/2006	02992	BUY	50,000	32.58	1,629,000	ACCIV	STOCK		38,661,400	8,687,126,068
26/04/2006	02993	BUY	211,700	32.60	6,901,420	ACCIV	STOCK		38,873,100	8,686,914,368
26/04/2006	02994	BUY	74,400	32.61	2,426,184	ACCIV	STOCK		38,947,500	8,686,839,968
26/04/2006	02995	BUY	8,200	32.62	267,484	ACCIV	STOCK		38,955,700	8,686,831,768
26/04/2006	02996	BUY	33,500	32.63	1,093,105	ACCIV	STOCK		38,989,200	8,686,798,268
26/04/2006	02997	BUY	72,300	32.64	2,359,872	ACCIV	STOCK		39,061,500	8,686,725,968
26/04/2006	02998	BUY	78,500	32.65	2,563,025	ACCIV	STOCK		39,140,000	8,686,647,468
26/04/2006	02999	BUY	2,500	32.66	81,650	ACCIV	STOCK		39,142,500	8,686,644,968
26/04/2006	03000	BUY	2,500	32.67	81,675	ACCIV	STOCK		39,145,000	8,686,642,468
26/04/2006	03001	BUY	91,800	32.68	3,000,024	ACCIV	STOCK		39,236,800	8,686,550,668
26/04/2006	03002	BUY	110,600	32.70	3,616,620	ACCIV	STOCK		39,347,400	8,686,440,068
26/04/2006	03003	BUY	50,000	32.72	1,636,000	ACCIV	STOCK		39,397,400	8,686,390,068
26/04/2006	03004	BUY	155,000	32.75	5,076,250	ACCIV	SOCIAL		39,552,400	8,686,235,068
26/04/2006	03005	BUY	100,000	32.77	3,277,000	ACCIV	SOCIAL		39,652,400	8,686,135,068
								As of current report	39,652,400	8,686,135,068

Shareholders' equity amount	0
Capital stock amount	65,167,509

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,876,407,571	6,811,240,062

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 25, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	36,652,400	8,689,135,068
25/04/2006	02981	BUY	1,000,000	32.323556	32,323,556	IXE	STOCK		37,652,400	8,688,135,068
								As of current report	37,652,400	8,688,135,068

Shareholders' equity amount	0
Capital stock amount	32,323,556

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,908,731,127	6,876,407,571

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 24, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	34,587,600	8,691,199,868
24/04/2006	02980	BUY	2,064,800	31.400000	64,834,720	UBS	STOCK		36,652,400	8,689,135,068
								As of current report	36,652,400	8,689,135,068

Shareholders' equity amount	0
Capital stock amount	64,834,720

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,973,565,847	6,908,731,127

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 21, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	33,812,500	8,691,974,968
21/04/2006	02979	BUY	775,100	31.823104	24,666,088	IXE	STOCK		34,587,600	8,691,199,868
								As of current report	34,587,600	8,691,199,868

Shareholders' equity amount	0
Capital stock amount	24,666,088

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,998,231,935	6,973,565,847

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 20, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	32,812,500	8,692,974,968
20/04/2006	02978	BUY	1,000,000	31.311662	31,311,662	IXE	STOCK		33,812,500	8,691,974,968
								As of current report	33,812,500	8,691,974,968

Shareholders' equity amount	0
Capital stock amount	31,311,662

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,029,543,597	6,998,231,935

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	32,062,500	8,693,724,968
19/04/2006	02977	BUY	750,000	30.265288	22,698,966	IXE	STOCK		32,812,500	8,692,974,968
								As of current report	32,812,500	8,692,974,968

Shareholders' equity amount	0
Capital stock amount	22,698,966

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,052,242,563	7,029,543,597

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 18, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	31,312,500	8,694,474,968
18/04/2006	02976	BUY	750,000	30.064796	22,548,597	ACCIV	STOCK		32,062,500	8,693,724,968
								As of current report	32,062,500	8,693,724,968

Shareholders' equity amount	0
Capital stock amount	22,548,597

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,074,791,160	7,052,242,563

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 17, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	30,792,500	8,694,994,968
17/04/2006	02975	BUY	520,000	29.881442	15,538,350	IXE	STOCK		31,312,500	8,694,474,968
								As of current report	31,312,500	8,694,474,968

Shareholders' equity amount	0
Capital stock amount	15,538,350

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,090,329,510	7,074,791,160

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 12, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	30,292,500	8,695,494,968
12/04/2006	02974	BUY	500,000	30.050596	15,025,298	ACCIV	STOCK		30,792,500	8,694,994,968
								As of current report	30,792,500	8,694,994,968

Shareholders' equity amount	0
Capital stock amount	15,025,298

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,105,354,808	7,090,329,510

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 11, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,792,500	8,695,994,968
11/04/2006	02973	BUY	500,000	30.223300	15,111,650	ACCIV	STOCK		30,292,500	8,695,494,968
								As of current report	30,292,500	8,695,494,968

Shareholders' equity amount	0
Capital stock amount	15,111,650

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,120,466,458	7,105,354,808

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 10, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,042,500	8,696,744,968
10/04/2006	02972	BUY	750,000	30.323900	22,742,925	ACCIV	STOCK		29,792,500	8,695,994,968
								As of current report	29,792,500	8,695,994,968

Shareholders' equity amount	0
Capital stock amount	22,742,925

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,143,209,383	7,120,466,458

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 06, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,792,500	8,618,123,770
06/04/2006	02971	BUY	1,250,000	29.866890	37,333,613	ACCIV	STOCK		29,042,500	8,616,873,770
								As of current report	29,042,500	8,616,873,770

Shareholders' equity amount	0
Capital stock amount	37,333,613

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,180,542,995	7,143,209,383

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 05, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,692,500	8,619,223,770
05/04/2006	02970	BUY	1,100,000	29.914626	32,906,089	ACCIV	STOCK		27,792,500	8,618,123,770
								As of current report	27,792,500	8,618,123,770

Shareholders' equity amount	0
Capital stock amount	32,906,089

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,213,449,084	7,180,542,995

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 04, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,192,500	8,620,723,770
03/04/2006	02969	BUY	1,500,000	29.879102	44,818,653	ACCIV	STOCK		26,692,500	8,619,223,770
								As of current report	26,692,500	8,619,223,770

Shareholders' equity amount	0
Capital stock amount	44,818,653

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,258,267,737	7,213,449,084

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 03, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	24,692,500	8,621,223,770
03/04/2006	02968	BUY	500,000	29.513056	14,756,528	ACCIV	STOCK		25,192,500	8,620,723,770
								As of current report	25,192,500	8,620,723,770

Shareholders' equity amount	0
Capital stock amount	14,756,528

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,273,024,265	7,258,267,737

Issuer's Comments